Filed by FEI Company Pursuant to Rule 425
Under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: FEI Company
Commission File No.: 0-22780

VEECO FEI: Semiconductor

METROLOGY
                                                    3D STRUCTURAL METROLOGY
                          IN-LINE ETCH
                           METROLOGY
BARE WAFER                                  IN-FAB                              NEAR-FAB YIELD
 PARTICLE                               DEFECT ANALYSIS                          ENHANCEMENT                            BUMP
 ANALYSIS                                                                                           FAILURE          METROLOGY
                                                                                                   ANALYSIS

                           IMPLANT                  3D SURFACE
                          METROLOGY                  METROLOGY          IN-LINE CMP     CIRCUIT
                                                                         METROLOGY       EDIT


                                   [GRAPHIC]

BARE WAFER         PHOTOLITHOGRAPHY - DEPOSITION - ETCH - CMP                               ASSEMBLY - PACKAGING - TEST

PROCESS EQUIPMENT
                          STEPPER FOCUS
                         EXPOSURE MATRIX


                          MASK                     MASK                         MASK
                       DEPOSITION                METROLOGY                     REPAIR                 Veeco Products
                                                                                                      FEI Products
                                                                                                      Veeco & FEI Products
Confidential                                                                   1

VEECO FEI: Data Storage

METROLOGY

                                                                                                             STRIPE HEIGHT
                                                                                                               METROLOGY
 READER                                          BARE WAFER
METROLOGY                                      CHARACTERIZATION                                                       SLIDER
                                                                                                                    ADJUSTMENT
                  ETCH                                                                ABS
                METROLOGY                                                          METROLOGY
                                                WRITER
                                               METROLOGY                                  CD & DEFECT            STATIC
                                                                                           REVIEW               ATTITUDE
QUASISTATIC                                                                   PTR                                ADJUST
  TESTING                                                                  METROLOGY


                                   [GRAPHIC]

PHOTOLITHOGRAPHY, READER/WRITER DEPOSITION & DEFINITION                     : ROWBAR LAP, SLIDER FAB, ABS DEFINITION, DLC, HGA ASSY

PROCESS EQUIPMENT

               READER/WRITER
              ETCH/DEPOSITION

READER/WRITER                        ABS DEFINITION
 DEPOSITION
                         WRITE POLE                       DLC OVERCOAT
                         TRIMMING
                                                                                         Veeco Products
                                                                                         FEI Products
                                                                                         Veeco & FEI Products

VEECO FEI: Telecommunications

METROLOGY

  CRITICAL
 DIMENSIONS             FILTER               FIBER ROC/
                       SPECTRAL             ROUGHNESS
                       RESPONSE
                                   LASER
                                  CARRIER
                                  MAPPING                FILTER
                                                       TEST/SORT


                                   [GRAPHIC]

     Transmitter - Multiplexer - Optical Amplifier - Dispersion Compensator
                  Add/drop - Cross-connect - Demux - Receiver

PROCESS EQUIPMENT

  AR/HR
 COATING                          FIBER                              CONTACT
               THIN FILM      METALLIZATION           WAVEGUIDE   METALLIZATION
              DEPOSITION                    PATTERN     ETCH
                                            GRATING


                                                            Veeco Products
                                                            FEI Products
                                                            Veeco & FEI Products

VEECO FEI: Research

NANOTECHNOLOGY


                                   [GRAPHICS]

AFM       AFM       Small Stage Dual Beam      AFM / SEM / TEM       AFM / TEM


LIFE SCIENCE

                                   [GRAPHICS]

AFM            AFM / ESEM / TEM            AFM            TEM            ESEM


INDUSTRIAL

                                   [GRAPHICS]

                                                                  Veeco Products
                                                                    FEI Products
                                                            Veeco & FEI Products

Optical Profilers        AFM / SEM/ Dual Beam        Stylus Profiler        ESEM

ABOUT FEI

FEI, with 2001 revenues of $376 million, is the 3D innovator and leading supplier of Structural Process Management(TM) solutions to semiconductor, data storage, structural biology and industrial companies. FEI's industry leading Dual-Beam(TM) and single column focused ion and electron beam products allow advanced three-dimensional metrology, device editing, trimming, and structural analysis for management of sub-micron structures. Headquartered in Hillsboro, Oregon, FEI has additional development and manufacturing operations located in Peabody, Massachusetts; Sunnyvale, California; Eindhoven, The Netherlands; and Brno, Czech Republic. Additional information on FEI can be found at WWW.FEICO.COM.

CAUTIONED REQUIRED BY CERTAIN SEC RULES

IN CONNECTION WITH THEIR PROPOSED MERGER, VEECO AND FEI WILL BE JOINTLY PREPARING A PROXY STATEMENT/REGISTRATION STATEMENT ON FORM S-4 CONTAINING A PROSPECTUS RELATING TO THE SHARES TO BE ISSUED TO FEI STOCKHOLDERS AND WILL BE FILING SUCH JOINT PROXY STATEMENT/REGISTRATION STATEMENT ON FORM S-4 CONTAINING A PROSPECTUS RELATING TO THE SHARES TO BE ISSUED TO FEI STOCKHOLDERS WITH THE SEC AS SOON AS PRACTICABLE. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THIS DOCUMENT WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. INVESTORS AND SECURITY HOLDERS MAY OBTAIN COPIES OF THIS DOCUMENT, WHEN IT HAS BEEN FILED WITH THE SEC, AS WELL AS OTHER SEC FILINGS OF VEECO AND FEI, FREE OF CHARGE FROM THE SEC'S WEBSITE AT WWW.SEC.GOV AS WELL AS FROM THE APPLICABLE COMPANY BY DIRECTING A REQUEST TO INVESTOR RELATIONS FOR VEECO, AT (516) 677-0200, EXT. 1403 AND TO INVESTOR RELATIONS FOR FEI, AT (503) 640-7500 EXT. 7527.

VEECO AND ITS EXECUTIVE OFFICERS AND DIRECTORS MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FROM THE VEECO AND FEI STOCKHOLDERS WITH RESPECT TO THE VEECO/FEI TRANSACTION. INFORMATION REGARDING SUCH INDIVIDUALS IS INCLUDED IN VEECO'S PROXY STATEMENT DATED APRIL 9, 2002 RELATING TO ITS 2002 ANNUAL MEETING OF STOCKHOLDERS, AVAILABLE FREE OF CHARGE FROM THE SEC AND VEECO AS INDICATED ABOVE.

FEI AND ITS EXECUTIVE OFFICERS AND DIRECTORS MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FROM THE FEI AND VEECO STOCKHOLDERS WITH RESPECT TO THE VEECO/FEI TRANSACTION. INFORMATION REGARDING SUCH INDIVIDUALS IS INCLUDED IN FEI'S PROXY STATEMENT DATED APRIL 17, 2002 RELATING TO ITS 2002 ANNUAL MEETING OF STOCKHOLDERS, AVAILABLE FREE OF CHARGE FROM THE SEC AND FEI AS INDICATED ABOVE.

VEECO AND FEI WILL EACH BE FILING WITH THE SEC, WITHIN A FEW DAYS, CURRENT REPORTS ON FORM 8-K CONTAINING THE FULL TEXT OF THEIR MERGER AGREEMENT. THESE FILINGS WILL BE AVAILABLE FREE OF CHARGE FROM THE SEC AND THE APPLICABLE COMPANY AS IDENTIFIED ABOVE.

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